Destra Investment Trust

444 West Lake Street, Suite 1700

Chicago, IL 60606

July 24, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Destra Investment Trust
(1933 Act Registration No. 333-167073)/(1940 Act Registration No. 811-22417)

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of Post-Effective Amendment No. 66 to Destra Investment Trust’s (the “Trust”) registration statement on Form N-1A under the Securities Act, and Amendment No. 67 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended, be accelerated to August 7, 2019, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Trust acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Trust further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DESTRA INVESTMENT TRUST

/s/ Jane Hong Shissler
Name: Jane Hong Shissler
Title:Secretary

DESTRA CAPITAL INVESTMENTS LLC

/s/ James Yount
Name: James Yount
Title: President